      EXHIBIT H

Pro Forma Capitalization of Xcel Energy Inc.
as of March 31, 2003 (in 000’s)

			As adjusted for events during second quarter of 2003 to date			As Adjusted for deconsolidation of NRG and payment of proposed dividends

	March 31, 2003*		Events	Proforma		Event	Proforma

Current Portion of Long Term Debt	$7,590,417	36.1%		$7,590,417	36.7%	3	$595,839	5.3%
Short Term Debt	1,437,721	6.8%		1,437,721	6.9%	3	406,762	3.6%
Long Term Debt	6,606,704	31.4%	1,2	6,276,704	30.3%	3	5,093,588	45.0%

Total Debt	$15,634,842	74.3%		$15,304,842	73.9%		$6,096,189	53.9%

TOPRS	$494,000	2.3%		$494,000	2.4%		$494,000	4.4%
Preferred Stock	105,320	0.5%		105,320	0.5%		105,320	0.9%

Total Preferred Equity	$599,320	2.8%		$599,320	2.9%		$599,320	5.3%

Common Stock	$4,766,814	22.7%	3	4,766,814	23.0%	4	$4,616,090	40.8%
Minority Interest	35,615	0.2%		35,615	0.2%		5,800	0.1%

Total Common Equity	$4,802,429	22.8%		$4,802,429	23.2%		$4,621,890	40.8%

TOTAL CAPITALIZATION	$21,036,591	100.0%		$20,706,591	100.0%		$11,317,399	100.0%

*	Common stock equity includes par value, capital in excess of par value, retained earnings, accumulated other comprehensive income and minority interest. NRG liabilities reclassified as held for sale (formerly classified as debt and minority interest) have been excluded from this calculation.

1.	$250 million of long-term debt retired by PSCo

2.	$80 million of long-term debt retired at NSP-M

3.	Reflects deconsolidation of NRG reducing debt by approximately $9,208,653,000, of which $6,994,578,000 is current portion and $1,030,959,000 is short-term debt. (NOTE: This does not reflect any accounting adjustments for the tentative settlement agreement with NRG creditors. See Exhibit J-3 for the forecasted impact of any such settlement.)

4.	Reflects the accrual during the second quarter of 2003 of $151 million for dividends on the common stock and preferred stock of Xcel Energy.